BXO 3/5



SEC 02003339 COMMISSION 19

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


SEC MAIL
PROCESSING
RECEIVED
FEB 27 2002
WASH. D.C.
354
SECTION

SEC FILE NUMBER
8- 445664

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

McDaniels & Co. LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 Liberty Square
(No. and Street)

Boston	MA	02109
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John W. Morrell (617) 426-5757
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Johnson O'Connor, P.C.
(Name — *if individual, state last, first, middle name*)

50 Tremont Street	Melrose	MA	02176
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 15 2002
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3-14-02

OATH OR AFFIRMATION

I, John W. Morrell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of McDaniels & Co. LLC, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

Treasurer and Member

Title



Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MCDANIELS & CO. LLC

BALANCE SHEETS

December 31, 2001and 2000

JOHNSON O'CONNOR, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
50 TREMONT STREET
POST OFFICE BOX 203
MELROSE, MASSACHUSETTS 02176

INDEPENDENT AUDITOR'S REPORT

Officers and Directors
McDaniels & Co. LLC
Boston, Massachusetts

We have audited the accompanying balance sheets of McDaniels & Co. LLC as of December 31, 2001 and 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheets are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audits of the balance sheets provide a reasonable basis for our opinion.

In our opinion, the accompanying balance sheets present fairly, in all material respects, the financial position of McDaniels & Co. LLC as of December 31, 2001 and 2000 in conformity with U.S. generally accepted accounting principles.

Johnson O'Connor, P.C.

Melrose, Massachusetts
February 15, 2002

MCDANIELS & CO. LLC

BALANCE SHEETS

December 31, 2001 and 2000

	2001	2000
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 8,860	$ 9,742
Prepaid expenses	430	430
Total current assets	9,290	10,172
OTHER ASSETS:		
Organization costs, net	42	142
	$ 9,332	$10,314
LIABILITIES AND OWNERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 500	$ -
MEMBERS' EQUITY	8,832	10,314
	$ 9,332	$10,314

See accompanying notes to financial statements.

MCDANIELS & CO. LLC

NOTES TO BALANCE SHEETS

December 31, 2001

1. NATURE OF THE BUSINESS

The Company was formed as a limited liability company in Massachusetts in 1997 to provide investment banking services to corporations and other entities, primarily related to merger and acquisition activities, the private placement of securities, and other financial advice. The Company is registered as a broker-dealer under the Securities Exchange Act of 1934, Section 15(b) and is a member of the National Association of Securities Dealers, Inc.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of McDaniels & Co. LLC have been prepared on the accrual basis, recognizing income when earned and expenses when incurred. The significant accounting policies followed are described below to enhance the usefulness of the financial statements to the user.

Cash and Cash Equivalents -

Money market funds and other investments with a maturity of three months or less when purchased are considered to be cash equivalents. Included in cash equivalents on the balance sheet at December 31, 2001 and 2000 are tax-free money market funds totaling $8,860 and $9,742, respectively.

Organization Costs -

The Company incurred organization costs of $500. This amount is being amortized over a period of sixty months. For presentation purposes, organization costs are reported net of accumulated amortization on the balance sheets.

Use of Estimates -

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. NET CAPITAL REQUIREMENT

The Company is subject to Rule 15c3-1 of the Securities Exchange Act of 1934, which requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 8 to 1 during the first year of operations and 15 to 1 in subsequent years. Net capital and the related net capital ratio may fluctuate on a daily basis. The Company's net capital and aggregate indebtedness, as defined, were $8,183 and $500, respectively at December 31, 2001. The Company's net capital and aggregate indebtedness, as defined, were $9,547 and $-0-, respectively at December 31, 2000. Net capital exceeded minimum net capital required of $5,000 by $3,183 at December 31, 2001 and by $4,547 at December 31, 2000.

4. ANNUAL REPORT - SECURITIES AND EXCHANGE COMMISSION

Pursuant to Rule 17a-5 of the Securities and Exchange Commission, the balance sheets of the Company are available for examination at the Company's principal place of business, 10 Liberty Square, Boston, Massachusetts 02109, and at the regional office of the Commission located at 73 Tremont Street, Suite 600, Boston, Massachusetts 02108.

5. RELATED PARTY TRANSACTIONS

The Company operates in office space leased by McDaniels & Co. Inc., a subchapter S corporation under common control. Administrative, accounting and other functions are performed by employees of McDaniels & Co. Inc. In addition, immaterial amounts of receivables and payables flow between the two companies.

6. INCOME TAXES

As a limited liability company, the Company is taxed as a partnership for federal and state tax purposes. Therefore, the Company does not pay federal or state income taxes on its taxable income; instead, its members are liable for individual income taxes on their respective shares of the Company's taxable income. Therefore, no provision or liability for income taxes has been included in these financial statements.